02045767

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of: July, 2002 Commission File No.: 1-11796

MASONITE INTERNATIONAL CORPORATION
(Name of registrant)

1600 Britannia Road East
Mississauga, Ontario
L4W 1J2

(Address of Principal Executive Offices)

PREMDOR INC.
(Former Name of Registrant)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ___ Form 40-F _X_

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the SEC pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ___ No _X_

If "Yes" is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Exhibit Index is on page 3

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MASONITE INTERNATIONAL CORPORATION

Date: July 13 2002

By: ______________________
Name: Harley Ulster
Title: Executive Vice-President
and Secretary

EXHIBIT INDEX

Exhibit	Description of Exhibit	Page
1	Press Release dated July 11, 2002	5
2	Material Change Report	8

EXHIBIT 1

EXHIBIT 1

FOR IMMEDIATE RELEASE

Stock Symbol: MHM (Toronto & New York)

MASONITE INTERNATIONAL CORPORATION TO AMEND FINANCING AND TO PREPAY SUBORDINATED LONG-TERM DEBT. MASONITE REPORTS IN U.S. DOLLARS.

TORONTO, Ontario (July 11, 2002) – Masonite International Corporation announced today that it has entered into an agreement with SunTrust Bank of Atlanta to amend its existing senior secured credit facility. The underwritten agreement will enable Masonite to prepay in full the principal and interest on its subordinated long-term debt of $125 million for $105 million. This long-term debt bears interest at 11.25% and was incurred to acquire Masonite Corporation in August 2001. The amended agreement will also enable the Company to reduce interest rates on the senior secured credit facility and is expected to be completed on July 31, 2002.

After the transaction, Masonite's total debt will consist of $700 million in available senior secured facilities of which approximately $590 million will be outstanding on July 31, 2002. When compared to the Company's current financing structure, the annual cost savings from this transaction are expected to be after tax approximately $8.0 million and are expected to result in an annual increase in earnings per share of approximately $0.15.

Masonite is a unique, integrated, global building products company with its Corporate Headquarters in Mississauga, Ontario and its International Administrative Offices in Tampa, Florida. It operates over 70 facilities in twelve countries in North America, South America, Europe, Asia and Africa and has over 12,000 employees. The Company sells its products to customers in over 50 countries.

This press release contains a number of "forward looking statements". All statements, other than statements of historical fact, included in this press release that address activities, events or developments that the Company or its management expects or anticipates will or may occur in the future, including sales growth, level of sales, rates of return and earnings per share and other matters, are forward looking statements. They are based on certain assumptions and analyses made by the Company and its management in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors it believes are appropriate in the circumstances. However, whether actual results and developments will conform with the expectations and predictions of the Company and its management is subject to a number of risks and uncertainties, including: general economic, market and business conditions; level of construction and renovation activity; competition; financing and interest rate risks; ability to manage expanding operations; retention of key management personnel; environmental and other governmental regulation; and other factors.

- 30 -

For more information contact:
Mr. Robert Tubbesing
Chief Financial Officer
1600 Britannia Road East
Mississauga, Ontario L4W 1J2
(905) 670-6500
www.masonite.com

EXHIBIT 2

<u>EXHIBIT 2</u>

MATERIAL CHANGE REPORT
Section 75 of the *Securities Act* (Ontario)
Section 85 of the *Securities Act* (British Columbia)
Section 146 of the *Securities Act* (Alberta)
Section 84 of *The Securities Act, 1988* (Saskatchewan)
Section 73 of the *Securities Act* (Québec)
Section 81 of the *Securities Act* (Nova Scotia)
Section 76 of *The Securities Act, 1990* (Newfoundland and Labrador)

ITEM 1: REPORTING ISSUER

Masonite International Corporation
1600 Britannia Road East
Mississauga, Ontario
L4W 1J2

ITEM 2: DATE OF MATERIAL CHANGE

July 11, 2002

ITEM 3: PRESS RELEASE

A press release was issued by Masonite International Corporation (the "Company") on July 11, 2002 over Reuters Canada newswire.

ITEM 4: SUMMARY OF MATERIAL CHANGE

On July 11, 2002, the Company announced that it has entered into an agreement with SunTrust Bank ("Sun Trust") to amend its existing senior secured credit facility.

ITEM 5: FULL DESCRIPTION OF MATERIAL CHANGE

On July 11, 2002, the Company announced that it has entered into an agreement with SunTrust to amend its existing senior secured credit facility. The amendment, which is expected to be completed on July 31, 2002, will enable the Company to reduce interest rates on the senior secured credit facility and to prepay in full the interest and principal on its long-term subordinated debt of U.S.$125 million for the price of U.S.$105 million. This long-term subordinated debt was incurred in connection with the acquisition of Masonite Corporation in August 2001 and bears interest at 11.25%.

Following the transaction, the Company's total debt will consist of U.S.$700 million in available senior secured facilities of which approximately U.S.$590 million will be outstanding on July 31, 2002. When compared to the Company's current financing structure, the annual cost savings from this transaction are expected to be approximately U.S.$8.0 million in after-tax dollars and are expected to result in an annual increase in earnings per share of approximately U.S.$0.15.

ITEM 6: RELIANCE ON SUBSECTION 75(3) OF THE ONTARIO SECURITIES ACT OR EQUIVALENT PROVISIONS

Not applicable

ITEM 7: OMITTED INFORMATION

Not applicable

ITEM 8: SENIOR OFFICER

For further information, please contact Robert Tubbesing, the Chief Financial Officer of the Company at (905) 670-6500.

ITEM 9: STATEMENT OF SENIOR OFFICER

The foregoing accurately discloses the material change referred to herein.

DATED at Toronto, Ontario this 11th day of July, 2002.

by *<ins>/s/ Harley Ulster</ins>*

Harley Ulster

Executive Vice-President,
Corporate Secretary and General Counsel